NEWS RELEASE

RUBICON
MINERALS CORPORATION

TORONTO STOCK EXCHANGE SYMBOL: RMX	AMEX SYMBOL: RBY	PR05-05 MARCH 8, 2005

INTERIM RESULTS FROM McFINLEY – NEW GOLD ZONES TRACED OVER 150 METRES
— includes 17.24 g/t over 2.15 metres –

David W. Adamson, President and CEO of Rubicon Minerals Corporation (RMX.TSX; RBY.AMEX) is pleased to announce interim results from ongoing exploration at its 100% controlled McFinley project, located in the heart of the prolific Red Lake gold camp. Drilling in 2004 discovered a zone of gold mineralization, referred to as the Phoenix Zone, which demonstrates continuity in three dimensions. The purpose of the current program is to expand the current limits of mineralization and to investigate potential for development of multiple gold zones similar to those found at Goldcorp’s High-Grade Zone. The following summarizes key results to date:

o	Multiple new gold zones have been intersected over a strike length of 150 metres. Gold occurs within thick (10 to 15 metres) heavily altered and veined basalts close to the contact of a major ultramafic body which, elsewhere in the camp, is a prime location for gold mineralization. Individual zones can be traced for 25 to 100 metres. Examples include: 17.24 g/t Au over 2.15 metres, and 34.17 g/t Au over 1.20 metres. See Table 1 for complete results.

o	Drilling in this campaign has focused on testing lateral to the Phoenix Zone at depths of 50 to 400 metres using short and cost-effective diamond drill holes. Given the current lateral extent of gold mineralization (which is still open), Rubicon believes that the likelihood of additional gold mineralization at depth is high. For comparison, gold mineralization at major mines in the district extends to depths of more than 2500 metres.

o	Recent drilling has intersected a complex, 20-30 metre thick carbonate (ankerite) replacement zone (“CARZ”) containing numerous colloform banded ‘snowbank’ veins up to 5 metres thick. These are variably silicified and mineralized over thicknesses of 1.0 to 9.5 metres with fine grained needle arsenopyrite, plus accessory sulphides. Visible gold has been observed in one location within the CARZ. The newly discovered zone has been traced over a 120 metre strike length and 60 metres down dip and remains open. Assays from this zone and adjacent, heavily altered and mineralized basalts are pending.

Rubicon Minerals Corporation is a Canadian-based mineral exploration company listed on both the TSX and AMEX and focuses on gold exploration in Canada. The Company has a 35.61% interest in a private B.C. corporation, Africo Resources Ltd., which is currently undertaking a feasibility study at its Kalukundi project in the DRC and recently reported drill results of up to 53 metres of 2.98% copper and 1.36% cobalt.

RUBICON MINERALS CORPORATION
"David W. Adamson"
President & CEO

TORONTO STOCK EXCHANGE SYMBOL: RMX	AMEX SYMBOL: RBY	PR05-05 MARCH 8, 2005

TABLE 1
Interim Results - McFinley Gold Project

Hole No.	From (m)	To (m)	Au g/t	Core Length (m)
PZ-57 Incl.	50.00 54.98	56.05 56.05	2.65 11.47	6.05 1.07
PZ-58	73.50	74.70	34.17	1.20
PZ-59 Incl.	44.10 47.60	52.60 49.75	6.02 17.24	8.50 2.15
PZ-60	10.45	11.80	4.66	1.35
PZ-60 Incl.	83.70 89.65	91.30 91.30	2.21 6.24	7.60 1.65
PZ-61 And	79.00 85.00	80.40 86.20	5.61 3.26	1.40 1.20
PZ-62 And	46.40 86.80	48.00 87.85	3.21 2.82	1.60 1.05
PZ-63	35.25	36.40	4.33	1.15
PZ-64 And	32.50 117.3	33.70 178.3	2.02 4.05	1.20 1.00
PZ-65	100.1	101.2	2.17	1.10
PZ-66	Assays Pending
PZ-67	Assays Pending
PZ-68(i)	110.40	111.55	11.41	1.15
PZ-69(i)	134.55	136.40	9.50	1.85

The cut-offs for reported intercepts are a minimum of 1.0 metres in core length and a minimum of 2.0 g/t gold. The assaying was conducted on sawn NQ2-sized half core sections by ALS Chemex Labs using the metallic screen fire assay procedure or fire assay gravimetric finish. Holes with incomplete assay results denoted by (i). Standards and blanks were included in each sample batch. The work was supervised by Darwin Green, M.Sc., P.Geol., the project Qualified Person under the definition of NI 43-101.

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1.866.365.4706 E-mail: bcavalluzzo@rubiconminerals.com Rubicon Minerals Corporation Suite 1540 - 800 West Pender Street, Vancouver BC CANADA V6C 2V6 www.rubiconminerals.com

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.                                      Page 2 of 2
The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from targeted results. Mineral resources which are not mineral reserves do not have demonstrated economic viability. The Company relies upon litigation protection for forward looking statements.